# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Bain Capital Private Credit, CIK 0001899017
CUSIP: 000000000
Title of class of securities: Class I common shares of beneficial interest, $0.01 par value per share
Address of issuer's principal executive offices: 200 Clarendon Street, 37th Floor, Boston, Massachusetts (MA), 02116
Date of event which requires filing of this statement: 02/01/2025
Filed by CIK 0002055128
Persons authorized to receive notices and communications: Bain Capital DCB Investments, 200 Clarendon Street, Boston, Massachusetts (MA), 02116, 617-516-2000

## Reporting persons
- Bain Capital DCB Investments, LP (CIK 0002055128): type of reporting person: partnership (PN); citizenship or place of organization: Unknown (XX); source of funds: other (OO); sole voting power 3,480,000; shared voting power 0; sole dispositive power 3,480,000; shared dispositive power 0; aggregate amount beneficially owned 3,480,000 (23.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class I common shares of beneficial interest, $0.01 par value per share
Name of issuer: Bain Capital Private Credit
Address of issuer's principal executive offices: 200 Clarendon Street, 37th Floor, Boston, Massachusetts (MA), 02116

## Item 2. Identity and Background
Name of person filing: Bain Capital DCB Investments, LP
Residence or business address: 200 Clarendon Street, Boston MA 02116
Present principal occupation or employment: Bain Capital DCB Investments (GP), LLC, a Delaware limited liability ("DCB GP"), and together with the Reporting Person (the "Bain Capital Entitites"), is the general partner of the reproting person. The Bain Capital Entities are principally engaged in the business of investment in securities.
Criminal convictions in the last five years: During the last five years, neither the Reporting Person, DCB GP nor any person named in Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither the Reporting Person, DCB GP nor any person named in Schedule I has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.
Citizenship: Delaware

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On February 1, 2024, Bain Capital SIP Investments, LP, an affiliate of the Reporting Person transferred 3,480,000 Common Shares of the Issuer to the Reporting Person, at a price of $25.00 per Common Share for an aggreagte of $87,000,000, pursuant to a Purchase, Sale and Transfer Agreement entered into beteen the parties.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Items 3 and 6 of this Statement are incorporated by reference in its entirety into this Item 4.

The Reporting Person acquired the securities reported herein for investment purposes. The Reporting Person is an affiliate of BCPC Advisors, LP, the Issuer's investment advisor (the "Advisor"). From time to time, in such capacity and as a significant shareholder of the Issuer, the Reporting Person may engage in discussions with the Advisor and officers and trustees of the Issuer regarding the management of the Issuer. The Reporting Person reviews and intends to continue to review its investment in the Issuer. Depending upon the factors discussed below and subject to applicable law, the Reporting Person may from time to time acquire additional securities of the Issuer or sell or otherwise dispose of some or all of its securities of the Issuer. The Reporting Person may pursue any such transactions at any time and from time to time without prior notice, and such transactions will depend upon a variety of factors, including current and anticipated future trading prices of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, other investment and business opportunities available to the Reporting Person, tax considerations and other factors.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date herof, the Reporting Person holds 3,480,000 Common Shares, representing approximately 23.9% of the outstanding Common Shares. Based on information receieved by the Reporting Person from the Issuer, there are 14,531,205 Common Shares outstanding as of February 1, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: Execept as reported in the Statement, neither the Reporting Person, DCB GP nor any of the indivuduals listed on Schedule I has effected any transactions in the Common Shares during the past sixty (60) days.
Other persons with the right to receive dividends or sale proceeds: Except as otherwise described in this Item 5, no one other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Common Shares beneficially owned by the Reporting Person as described in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Items 3 and 4 of this Statement is incorporated by reference in its entirety into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1 Schedule I, Information Relating to Directors and Executive Officers of the Reporting Person

## Signatures
- Bain Capital DCB Investments, LP: Kase Jubboori, Authorized Signatory, Kase Jubboori, Authorized Signatory (02/07/2025)